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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  Thermadyne Holdings Corporation

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  883435109

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

          Felix Kozodoy, Magten Asset Management Corp.,
            35 E. 21st St., New York, New York 10010

     (Date of Event which Requires Filing of this Statement)

                        February 19, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 883435109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         O

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         -0-

8.  Shared Voting Power:

         2,998,773


9.  Sole Dispositive Power:

         -0-

10. Shared Dispositive Power:

         3,517,773

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         3,517,773

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


                                2



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13. Percent of Class Represented by Amount in Row (11)

         31.68%

14. Type of Reporting Person

         CO














































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CUSIP No.: 883435109


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Talton R. Embry

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         O

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

            60,771

8.  Shared Voting Power:

         2,998,773

9.  Sole Dispositive Power:

            60,771

10. Shared Dispositive Power:

         3,517,773

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         3,578,544

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


                                4



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13. Percent of Class Represented by Amount in Row (11)

         32.23%

14. Type of Reporting Person

         IN














































                                5



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    The Schedule 13D was initially filed on July 25, 1996
    (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a Delaware corporation ("Magten"), with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten, and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The
    Schedule 13D is hereby amended by this Amendment No. 3 as follows:

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Item 6 as reported on Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

         As of February 19, 1998, Magten Asset Management Corp., for itself and on behalf of certain of its investment advisory clients, entered into an amendment ("Amendment No. 1") to the voting agreement that was entered into as of January 20, 1998 among Magten, certain of its investment advisory clients, Mercury Acquisition Corporation and the Company (the "Voting Agreement"). The purpose of Amendment No. 1 was to reflect the correct number of shares subject to the Voting Agreement as listed on Schedule A thereto. Amendment No. 1 is filed as Exhibit B hereto.

Item 7.  Material to be Filed as Exhibits


         Exhibit A:  Joint Filing agreement.

         Exhibit B: As described in Item 6.


















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         Signatures

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                               MAGTEN ASSET MANAGEMENT CORP.

                               By:  /s/ Talton R. Embry
                                 _____________________________
                                   Talton R. Embry, Chairman



                                  /s/ Talton R. Embry
                                  ____________________________
                                  Talton R. Embry


March 9, 1998



























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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Amendment to

Schedule 13D dated March 9, 1998 relating to the Common

Stock of Thermadyne Holdings Corporation shall be filed on

behalf of the undersigned.

                                 MAGTEN ASSET MANAGEMENT CORP.

                               By:  /s/ Talton R. Embry
                                 _____________________________
                                    Talton R. Embry, Chairman


                               By:  /s/ Talton R. Embry
                                  ____________________________
                                     Talton R. Embry


March 6, 1998
























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01651001.AK4



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                                                        Exhibit B

               AMENDMENT NO. 1 TO VOTING AGREEMENT


         AMENDMENT NO. 1 TO VOTING AGREEMENT (this "Amendment"), dated as of February 19, 1998, by and between Mercury Acquisition Corporation, a Delaware corporation ("MergerSub"), Thermadyne Holdings Corporation, a Delaware corporation (the "Company"), and the undersigned holders (each, a "Stockholder") of shares of Company Common Stock.

         WHEREAS, MergerSub, the Company and the Stockholders are parties to a Voting Agreement dated as of January 20, 1998 (the
"Voting Agreement"); and

         WHEREAS, the parties desire to amend a certain schedule of the Voting Agreement:

         NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein and in the Voting Agreement, the parties hereto agree as follows:

         1. Schedule A of the Voting Agreement is hereby amended to read in its entirety as follows:

                           SCHEDULE A
                           __________

                                            Shares of Company
       Stockholder                             Common Stock
_______________________                     __________________
Magten Asset Management Corp.                       152,847

General Motors Employees                          1,701,125
Domestic Group Pension Trust

City of Los Angeles Fire and                        519,000
Police Pension Systems

Hughes Retirement Plans Trust                       640,000

Navy Exchange Service Command                       300,000
Retirement Trust

Western Union Telegraph
Company Pension Plan                                250,601
                                                  _________

                                                  3,517,773



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01651001.AK4



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         2.   Except as specifically amended by this Amendment,
the Voting Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of this 19th day of February, 1998.

                        MERCURY ACQUISITION CORPORATION


                        By /s/ Peter T. Grauer
                             Peter T. Grauer
                             President

                        THERMADYNE HOLDINGS CORPORATION


                        By /s/ Randall E. Curran
                             Randall E. Curran
                             Chairman of the Board


                        GENERAL MOTORS EMPLOYEES DOMESTIC GROUP
                        PENSION TRUST

                        By:  Mellon Bank, N.A., solely in its
                        capacity as Trustee for General Motors
                        Employees Domestic Group Pension Trust as
                        directed by Magten Asset Management
                        Corp., and not in its individual
                        capacity.


                        By /s/ Bernadette Rist
                             Bernadette Rist
                             Authorized Signatory


                        MAGTEN ASSET MANAGEMENT CORP.


                        By /s/ Talton R. Embry
                           Name:
                           Title:










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01651001.AK4



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                        CITY OF LOS ANGELES FIRE AND POLICE
                        PENSION SYSTEMS
                        HUGHES RETIREMENT PLANS TRUST
                        NAVY EXCHANGE SERVICE COMMAND RETIREMENT
                        TRUST
                        WESTERN UNION TELEGRAPH COMPANY PENSION
                        PLAN

                        By:  Magten Asset Management Corp., as
                        Attorney-in-Fact


                        By /s/ Talton R. Embry
                           Name:
                           Title:






































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01651001.AK4